October 5, 2018

Via: Email and EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:    OPKO Health, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 1, 2018
File No. 001-33528
Dear Sir/Madame:
On October 3, 2018, OPKO Health, Inc., a Delaware corporation (the “Company”), received comments from the staff of the United States Securities and Exchange Commission (the “Commission”) in a letter to the Company, dated September 13, 2018, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on March 1, 2018 (File No. 001-33528). The Company confirms that it will respond to the letter via email and EDGAR Correspondence no later than October 11, 2018.
If you or any other member of the Staff should have any questions, please feel free to contact the undersigned by phone at (305) 575-4148.
Sincerely,

/s/ Adam Logal
Adam Logal
Chief Financial Officer

AL/KI/dmr

OPKO Health, Inc. | 4400 Biscayne Boulevard, Miami, FL 33137 | fax 305.575.4140 | www.opko.com